EXHIBIT 99.1

NEWS RELEASE

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

Nymox Reports New NYMOZARFEX Marketing Application is Accepted For Review

IRVINE, CA (October 26, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the “Company”) is pleased to announce that the Company's recent submission of Fexapotide Triflutate for the treatment of symptoms of benign prostate enlargement (benign prostatic hyperplasia, referred to as BPH) has been validated by the U.K. authorities, at U.K. Medicines & Healthcare products Regulatory Agency (MHRA). The formal review process has now started. The trademarked name for the new product is NYMOZARFEX (TM). The Marketing Authorization Application (MAA) was submitted September 25, 2023. The new submission includes England, Wales, Scotland and Northern Ireland. The Company will continue to provide further information, including other expected submissions, when the information becomes available.

Paul Averback MD, CEO of Nymox said, "We are extremely pleased that the Nymozarfex (TM) MAA submission was accepted for review by the UK authorities. We again thank our long-term supporters and all team members and expert collaborators from many disciplines for their solid contributions and steady efforts involved in the ongoing process. There is a great need for men throughout the world to have access to this treatment technology, which is unique. We will continue to provide updates and communications to our valued supporters whenever appropriate. "

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical  facts  regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.